SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 18, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on June 18, 2025.

Autonomous City of Buenos Aires, June 18th 2025.

To

CNV/BYMA/A3Mercados

Re.: Relevant Event.

Dear Sirs,

In connection with the relevant event of last June 5th regarding the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina for the payment of a dividend of AR $300,000,000,000, please be advised that on the date hereof the Board of Banco Macro S.A. resolved to apply the amount of AR $300,000,000,000 to the payment of a cash dividend in 10 equal and consecutive monthly instalments. The amount of each one of such instalments shall be paid in constant currency, using the most recently-published consumer price index (CPI) as determined by Instituto Nacional de Estadísticas y Censos (INDEC) to the date each instalment is made available to the shareholders.

Therefore, the Board fixed a preliminary payment Schedule as follows:

Instalment #	Available on (date)	Amount (i)
1	June 30, 2025	$ 30,000,000,000
2	July 30, 2025	$ 30,000,000,000
3	August 28, 2025	$ 30,000,000,000
4	September 29, 2025	$ 30,000,000,000
5	October 30, 2025	$ 30,000,000,000
6	November 27, 2025	$ 30,000,000,000
7	December 30, 2025	$ 30,000,000,000
8	January 29, 2026	$ 30,000,000,000
9	February 26, 2026	$ 30,000,000,000
10	March 30, 2026	$ 30,000,000,000

(i)	The amount shall be expressed in constant currency to the date of the resolution that determines the availability of such instalments.

Each time the Board resolves to make available a dividend instalment, it shall issue the relevant notice of payment, containing the following information: i) the amount to be made available to the shareholders; ii) the amount per share; and iii) whether the dividend to be paid is subject to any kind of tax withholding.

Simultaneously with this notice, we publish the notice of payment of the first dividend instalment.

Sincerely,

Payment of Cash Dividend

We hereby inform to the Shareholders of Banco Macro S.A. that, pursuant to (i) the resolutions adopted by the General and Special Shareholders’ Meeting held on April 4th 2025, (ii) Communique “A” 8214 authorizing the financial entities with authorization of the Central Bank of the Republic of Argentina to distribute dividends in 10 equal and consecutive monthly instalments expressed in constant currency, (iii) the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina obtained last June 4th, and (iv) the resolutions adopted by the Board of Directors at the meeting held on June 18th 2025, Banco Macro S.A. shall make available and pay to its shareholders instalment No. 1 of the cash dividend of AR $ 33,978,991,182.42, (i.e., AR $ 53.1408799960 per share representing 5,314.0879% of the capital stock of AR $639,413,408).

Available as of 06/30/2025

Record date: 06/27/2025

As to the aggregate amount of dividends Banco Macro S.A. shall distribute, please be advised that such amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019.

Such cash dividend shall be made available as of the above stated date at Caja de Valores S.A. located in 25 de Mayo 362, Autonomous City of Buenos Aires, Mondays to Fridays from 10 AM to 3 PM.

Shareholders holding American Depositary Receipts (ADRs) shall receive the relevant dividend under the applicable depositary agreement through The Bank of New York Mellon, as depositary agent of such certificates’ underlying Class B Shares as of the relevant date under the rules applicable in the jurisdiction in which such ADRs of the Company are listed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 18, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer